UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2025 (Report No. 3)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Attached hereto and incorporated herein is Inspira Technologies Oxy B.H.N. Ltd.’s, or the Registrant’s, Notice of Annual and Extraordinary General Meeting of Shareholders, or the Meeting, Proxy Statement and Proxy Card for the Meeting to be held on December 30, 2025.

Only shareholders of record who hold ordinary shares, no par value, of the Registrant at the close of business on December 2, 2025, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Foreign Private Issuer Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266748, 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565 and 333-290162), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Extraordinary General Meeting of Shareholders to be held on December 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: November 25, 2025	By:	/s/ Yafit Tehila
		Name:	Yafit Tehila
		Title:	Chief Financial Officer

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